03016859

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0001223021
Registrant CIK Number

Form 8-K, March 14, 2003, Series 2003-2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101483 -01
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 14, 2003

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: [signature]

Name: David S. Wells

Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Option One Mortgage Loan Trust 2003-2

Marketing Materials

OPTION ONE
MORTGAGE CORPORATION

$1,589,600,000 (Approximate)

Option One Mortgage Acceptance Corporation
Depositor

Option One Mortgage Corporation
Originator and Master Servicer

RBS Greenwich Capital | **Banc of America Securities LLC**
Co-Lead Underwriters

Banc One Capital Markets, Inc.
UBS Warburg LLC
JP Morgan
RBC Dain Rauscher

Co-Underwriters

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: March 6, 2003***

$1,589,600,000 (Approximate)
Option One Mortgage Loan Trust 2003-2

Class(1,3)	Principal Amount ($)	WAL Call/Mat (2)	Pymt Window (Mths) Call/Mat(2)	Expected Rating (Moody's/S&P/Fitch)	Assumed Final Distribution Date	Certificate Type
A-1 (4,5)	1,000,000,000	2.88/3.10	1-82/1-185	Aaa/AAA/AAA	April 2033	Fltg Rate Group I Senior
A-2 (4)	372,000,000	2.87/3.07	1-82/1-181	Aaa/AAA/AAA	April 2033	Fltg Rate Group II Senior
A-3 (4,5)	32,000,000	2.88/3.10	1-82/1-185	Aaa/AAA/AAA	April 2033	Fltg Rate Senior Mez
M-1 (4)	76,000,000	4.77/5.18	38-82/38-136	Aa2/AA/AA	April 2033	Fltg Rate Subordinate
M-2 (4)	60,000,000	4.76/5.05	37-82/37-118	A2/A/A	April 2033	Fltg Rate Subordinate
M-3 (4)	24,000,000	4.75/4.84	37-82/37-95	Baa1/BBB+/BBB+	April 2033	Fltg Rate Subordinate
M-4 (4,5)	20,000,000	4.42/4.42	37-79/37-79	Baa2/BBB/BBB	April 2033	Fixed Rate Subordinate
M-5 (4,5)	5,600,000	3.66/3.66	37-53/37-53	NR/BBB-/BBB-	April 2033	Fixed Rate Subordinate
Total:	**$1,589,600,000**					

(1) *The Class A-1 and Class A-3 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *See "Pricing Prepayment Speed" herein.*

(3) *The Class A-1, Class A-2, Class A-3, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are priced to call. The margin on the Class A-1, Class A-2 and Class A-3 Certificates doubles, the margin on the Class M-1, Class M-2 and Class M-3 Certificates is equal to 1.5x the original margin and the fixed-rate coupon on the Class M-4 and Class M-5 Certificates increases by 0.50% after the clean-up call date.*

(4) *See "Net WAC Rate" herein.*

(5) *The Class A-1, Class A-3, Class M-4 and Class M-5 are not being marketed hereby.*

Depositor:	Option One Mortgage Acceptance Corporation.
Originator and Master Servicer:	Option One Mortgage Corporation ("***Option One***").
Co-Lead Underwriters:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***") and Banc of America Securities LLC.
Co-Underwriters:	Banc One Capital Markets, Inc., UBS Warburg LLC, JP Morgan, and RBC Dain Rauscher.
Trustee:	Wells Fargo Bank Minnesota, N.A.
PMI Insurer:	Radian Guaranty Inc. ("***Radian***").

Offered Certificates:	The Class A-1, Class A-2 and Class A-3 Certificates are collectively referred to herein as the "***Senior Certificates***." The Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are collectively referred to herein as the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***." The Senior Certificates and the Class M-1, Class M-2 and Class M-3 Certificates are collectively referred to as the "***Adjustable-Rate Certificates***." The Class M-4 and Class M-5 Certificates are collectively referred to as the "***Fixed-Rate Certificates***."
Federal Tax Status:	It is anticipated that the Offered Certificates generally will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of the Mortgage Loan or (ii) March 1, 2003. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Account, the later of the (i) origination date of the Mortgage Loan or (ii) the first day of the month in which such Mortgage Loan was acquired.
Expected Pricing Date:	On or about March [7], 2003.
Expected Closing Date:	On or about March 14, 2003.
Expected Settlement Date:	On or about March 14, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates (other than the Class M-4 and Class M-5 Certificates) will not include accrued interest (settling flat). The price to be paid by investors for the Class M-4 and Class M-5 Certificates will include accrued interest from March 1, 2003 up to, but not including, the Settlement Date (13 days).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Offered Certificates (other than the Class M-4 and Class M-5 Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The interest accrual period for each Distribution Date with respect to the Class M-4 and Class M-5 Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Servicing Fee: Approximately 0.30% of the aggregate principal balance of the Mortgage Loans for the first 10 due periods, approximately 0.40% of the aggregate principal balance of the Mortgage Loans for due periods 11 through 30, approximately 0.65% of the aggregate principal balance of the Mortgage Loans for due periods 31 through 48, and approximately 0.80% of the aggregate principal balance of the Mortgage Loans for due periods 49 and thereafter.

Trustee Fee: Approximately 0.003% per annum on the aggregate principal balance of the Mortgage Loans.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4.00% - 20.00% CPR over 12 months)
ARM Loans: 100% PPC (100% PPC: 4.00% - 35.00% CPR over 24 months)

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $1,244,298,612, of which: (i) approximately $914,612,661 consisted of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Initial Mortgage Loans***") and (ii) approximately $329,685,951 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Initial Mortgage Loans***" and together with the Group I Initial Mortgage Loans, the "***Initial Mortgage Loans***"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $355,701,388 will be deposited, of which approximately (i) $261,455,723 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Subsequent Mortgage Loans***") and (ii) $94,245,665 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Group I Subsequent Mortgage Loans, the "***Subsequent Mortgage Loans***"). On or prior to March 31, 2003 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date).

Pass-Through Rate:	The "***Pass-Through Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.
Formula Rate:	The "***Formula Rate***" on each Class of Adjustable-Rate Certificates will be equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) the related Maximum Cap. The Formula Rate on the Class M-4 and Class M-5 Certificates will be equal to the lesser of (i) a fixed-rate coupon and (ii) the related Maximum Cap.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the loan rate less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Insurer fee rate, if applicable.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for each Mortgage Loan is equal to the maximum loan rate (or the loan rate in the case of any fixed-rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Insurer fee rate, if applicable.
Net WAC Rate:	The "***Net WAC Rate***" for the Offered Certificates is equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis only in the case of the Adjustable-Rate Certificates).
Maximum Cap:	The "***Maximum Cap***" for the Offered Certificates is equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis only in the case of the Adjustable-Rate Certificates).
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any Class of Offered Certificates is limited by the related Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest actually accrued on such Class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Credit Enhancement:	Consists of the following: 1) PMI Policy issued by Radian 2) Excess Cashflow 3) Overcollateralization Amount and 4) Subordination

The PMI Policy:

As of the Cut-off Date, approximately 70.55% of the Initial Mortgage Loans (approximately 70.90% of the Group I Initial Mortgage Loans and approximately 69.58% of the Group II Initial Mortgage Loans) will be covered by a primary mortgage insurance policy (the "***PMI Policy***") issued by Radian. For each of these Initial Mortgage Loans, Radian provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property. It is expected that Radian will provide such coverage on a similar percentage of the Subsequent Mortgage Loans.

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" (or "***O/C***") is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Account over the aggregate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.65% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build O/C until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" is approximately 0.65% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Account on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target Amount is approximately 1.30% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Account on the Closing Date.

Provided, however, if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target Amount shall be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero; and

(ii) the later to occur of
  - (x) the Distribution Date occurring in April 2006 and
  - (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 24.50%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) any remaining amounts in the Pre-Funding Account.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds 68.60% of the current Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the sum of (a) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (b) the amounts on deposit in the Pre-Funding Account on the Closing Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
April 2006 – March 2007	1.75%
April 2007 – March 2008	2.75%
April 2008 – March 2009	3.50%
April 2009 – March 2010	4.00%
April 2010 and thereafter	4.25%

Expected Credit Support Percentages:

Class	Initial Credit Support	After Stepdown Date Expected Support
A-1	14.25%	26.50%
A-2	14.25%	26.50%
A-3	12.25%	24.50%
M-1	7.50%	15.00%
M-2	3.75%	7.50%
M-3	2.25%	4.50%
M-4	1.00%	2.00%
M-5	0.65%	1.30%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds (including any insurance proceeds from the PMI Policy, if applicable) relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-5 Certificates, then to the Class M-4 Certificates, then the Class M-3 Certificates, then to the Class M-2 Certificates, and then to the Class M-1 Certificates. Thereafter, if there are any additional Realized Losses on the Mortgage Loans, such Realized Losses will be absorbed by the Class A-3 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, servicing fees, trustee fees and PMI Insurer fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates *pro rata*, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, and seventh, monthly interest to the Class M-5 Certificates.
2) Principal funds, as follows: monthly principal to the Senior Certificates generally *pro rata*, based on the principal collected in the related loan group, as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown", then monthly principal to the Class M-3 Certificates as described under "Principal Paydown", then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," and lastly, monthly principal to the Class M-5 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Offered Certificates to replenish or maintain O/C as described under "Principal Paydown", then any unpaid applied Realized Loss amount to the Class A-3 Certificates, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, and lastly, any unpaid applied Realized Loss amount to the Class M-5 Certificates.
4) Any remaining Excess Cashflow to the Net WAC Rate Carryover Reserve Account, to the extent of any unpaid Net WAC Rate Carryover Amount payable to the Offered Certificates, after taking into account payments received by the trust from the Yield Maintenance Agreement.
5) Any remaining Excess Cashflow to the PMI Insurer and the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: i) Class M-1 Certificates, ii) Class M-2 Certificates, iii) the Class M-3 Certificates, iv) the Class M-4 Certificates, and then v) the Class M-5 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, all the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata*, based on the principal collected in the related loan group, such that the Senior Certificates will have at least 24.50% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 15.00% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 7.50% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 4.50% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 2.00% credit enhancement, and sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 1.30% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with a counterparty ("the ***Counterparty***") for the benefit of the Offered Certificates. The notional balance of the Yield Maintenance Agreement and the strike rates are in the table below. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in March 2006. Any payments received from the Yield Maintenance Agreement will be deposited in the Net WAC Rate Carryover Reserve Account.

Yield Maintenance Agreement Schedule					
Period	**Notional ($)**	**Strike (%)**	**Period**	**Notional ($)**	**Strike (%)**
1	1,555,522,018	6.57302	19	1,118,269,212	6.25581
2	1,545,042,358	6.35105	20	1,084,964,771	6.47419
3	1,532,569,421	6.57317	21	1,051,327,819	6.25478
4	1,518,119,221	6.35122	22	1,017,432,368	6.25412
5	1,501,715,466	6.35156	23	983,353,631	8.57203
6	1,483,389,364	6.57382	24	950,129,498	8.13538
7	1,463,179,794	6.35191	25	918,020,557	8.40861
8	1,441,133,265	6.57416	26	886,988,520	8.11930
9	1,417,303,817	6.35228	27	856,996,427	8.39190
10	1,391,752,885	6.25572	28	828,008,605	8.10305
11	1,364,549,097	6.70903	29	799,990,629	8.57135
12	1,336,301,501	6.25644	30	772,909,269	8.75175
13	1,307,216,687	6.47544	31	746,732,456	8.44874
14	1,277,346,217	6.25658	32	721,429,237	8.72959
15	1,246,745,515	6.47542	33	696,969,737	8.42718
16	1,215,473,620	6.25641	34	673,325,119	8.41633
17	1,183,592,896	6.25642	35	650,467,550	9.98506
18	1,151,168,731	6.47507	36	628,370,166	9.14685

Net WAC Rate Carryover Reserve Account:

Amounts deposited in the Net WAC Rate Carryover Reserve Account will be distributed as follows:

A) First to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (in each case only up to a maximum amount equal to the Cap Amount for the related class) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis.
   ii) to the Class M-1 Certificates.
   iii) to the Class M-2 Certificates.
   iv) to the Class M-3 Certificates.
   v) to the Class M-4 Certificates.
   vi) to the Class M-5 Certificates.

B) Second to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (after taking into account distributions pursuant to A) above) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis.
   ii) to the Class M-1 Certificates.
   iii) to the Class M-2 Certificates.
   iv) to the Class M-3 Certificates.
   v) to the Class M-4 Certificates.
   vi) to the Class M-5 Certificates.

Cap Amount:

The "***Cap Amount***" for each class of Offered Certificates is equal to (i) the aggregate amount received by the trust from the Yield Maintenance Agreement multiplied by (ii) a fraction equal to (a) the aggregate principal balance of such class divided by (b) the aggregate principal balance of all classes of Offered Certificates.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.22	5.15	3.71	2.88	2.35	1.99	1.69
MDUR (yr)	15.94	4.79	3.52	2.76	2.27	1.93	1.64
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	12/25/31	03/25/16	04/25/12	01/25/10	08/25/08	09/25/07	12/25/06

Class A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.27	5.52	4.00	3.10	2.52	2.12	1.79
MDUR (yr)	15.98	5.08	3.76	2.95	2.42	2.05	1.74
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	02/25/33	12/25/28	05/25/23	08/25/18	05/25/15	04/25/13	07/25/11

Class A-3 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.22	5.15	3.71	2.88	2.35	1.99	1.69
MDUR (yr)	15.70	4.76	3.50	2.75	2.26	1.92	1.64
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	12/25/31	03/25/16	04/25/12	01/25/10	08/25/08	09/25/07	12/25/06

Class A-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.27	5.52	4.00	3.10	2.52	2.12	1.79
MDUR (yr)	15.73	5.04	3.74	2.94	2.41	2.05	1.74
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	02/25/33	12/25/28	05/25/23	08/25/18	05/25/15	04/25/13	07/25/11

Weighted Average Life Tables

Class A-2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.16	5.12	3.68	2.87	2.34	1.98	1.68
MDUR (yr)	15.88	4.76	3.49	2.75	2.26	1.92	1.64
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	12/25/31	03/25/16	04/25/12	01/25/10	08/25/08	09/25/07	12/25/06

Class A-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.21	5.47	3.96	3.07	2.50	2.11	1.78
MDUR (yr)	15.91	5.03	3.72	2.93	2.40	2.04	1.73
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	02/25/33	09/25/28	12/25/22	04/25/18	02/25/15	02/25/13	05/25/11

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.31	8.79	6.19	4.77	4.08	3.82	3.75
MDUR (yr)	19.95	7.86	5.71	4.48	3.87	3.63	3.57
First Prin Pay	03/25/25	09/25/07	06/25/06	05/25/06	06/25/06	07/25/06	10/25/06
Last Prin Pay	12/25/31	03/25/16	04/25/12	01/25/10	08/25/08	09/25/07	12/25/06

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.42	9.50	6.74	5.18	4.40	4.07	4.08
MDUR (yr)	20.02	8.38	6.15	4.82	4.14	3.86	3.87
First Prin Pay	03/25/25	09/25/07	06/25/06	05/25/06	06/25/06	07/25/06	10/25/06
Last Prin Pay	12/25/32	10/25/23	04/25/18	07/25/14	02/25/12	07/25/10	04/25/09

Weighted Average Life Tables

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.31	8.79	6.19	4.76	4.02	3.66	3.51
MDUR (yr)	17.64	7.47	5.49	4.33	3.72	3.41	3.27
First Prin Pay	03/25/25	09/25/07	06/25/06	04/25/06	05/25/06	05/25/06	06/25/06
Last Prin Pay	12/25/31	03/25/16	04/25/12	01/25/10	08/25/08	09/25/07	12/25/06

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.41	9.31	6.59	5.05	4.25	3.84	3.66
MDUR (yr)	17.68	7.81	5.79	4.56	3.90	3.56	3.40
First Prin Pay	03/25/25	09/25/07	06/25/06	04/25/06	05/25/06	05/25/06	06/25/06
Last Prin Pay	10/25/32	07/25/21	05/25/16	01/25/13	12/25/10	08/25/09	07/25/08

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.31	8.78	6.18	4.75	3.98	3.60	3.37
MDUR (yr)	15.69	7.10	5.29	4.20	3.59	3.28	3.09
First Prin Pay	03/25/25	09/25/07	06/25/06	04/25/06	04/25/06	04/25/06	05/25/06
Last Prin Pay	12/25/31	03/25/16	04/25/12	01/25/10	08/25/08	09/25/07	12/25/06

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.34	8.93	6.31	4.84	4.05	3.65	3.42
MDUR (yr)	15.70	7.19	5.37	4.26	3.64	3.32	3.12
First Prin Pay	03/25/25	09/25/07	06/25/06	04/25/06	04/25/06	04/25/06	05/25/06
Last Prin Pay	05/25/32	03/25/18	10/25/13	02/25/11	06/25/09	05/25/08	07/25/07

Weighted Average Life Tables

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.06	8.14	5.74	4.42	3.73	3.36	3.19
MDUR (yr)	12.79	6.18	4.68	3.76	3.24	2.96	2.83
First Prin Pay	03/25/25	09/25/07	06/25/06	04/25/06	04/25/06	04/25/06	04/25/06
Last Prin Pay	10/25/31	08/25/15	12/25/11	10/25/09	05/25/08	07/25/07	11/25/06

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.06	8.14	5.74	4.42	3.73	3.36	3.19
MDUR (yr)	12.79	6.18	4.68	3.76	3.24	2.96	2.83
First Prin Pay	03/25/25	09/25/07	06/25/06	04/25/06	04/25/06	04/25/06	04/25/06
Last Prin Pay	10/25/31	08/25/15	12/25/11	10/25/09	05/25/08	07/25/07	11/25/06

Class M-5 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.00	6.60	4.68	3.66	3.20	3.11	3.11
MDUR (yr)	11.56	5.10	3.83	3.09	2.74	2.68	2.68
First Prin Pay	03/25/25	09/25/07	06/25/06	04/25/06	04/25/06	04/25/06	04/25/06
Last Prin Pay	10/25/29	06/25/11	12/25/08	08/25/07	10/25/06	04/25/06	04/25/06

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.00	6.60	4.68	3.66	3.20	3.11	3.11
MDUR (yr)	11.56	5.10	3.83	3.09	2.74	2.68	2.68
First Prin Pay	03/25/25	09/25/07	06/25/06	04/25/06	04/25/06	04/25/06	04/25/06
Last Prin Pay	10/25/29	06/25/11	12/25/08	08/25/07	10/25/06	04/25/06	04/25/06

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Net WAC Rate for the Adjustable-Rate Certificates

Period	Dist Date	Net WAC Rate (1)	Net WAC Rate (2)	Effective Net WAC Rate (2) (3)	Period	Dist Date	Net WAC Rate (1)	Net WAC Rate (2)	Effective Net WAC Rate (2) (3)
1	4/25/2003	4.92%	4.92%	9.46%	42	9/25/2006	6.31%	9.88%	9.88%
2	5/25/2003	6.88%	6.88%	9.50%	43	10/25/2006	6.51%	10.34%	10.34%
3	6/25/2003	6.66%	6.66%	9.49%	44	11/25/2006	6.30%	9.99%	9.99%
4	7/25/2003	6.88%	6.88%	9.50%	45	12/25/2006	6.51%	10.30%	10.30%
5	8/25/2003	6.66%	6.66%	9.49%	46	1/25/2007	6.30%	9.95%	9.95%
6	9/25/2003	6.66%	6.66%	9.49%	47	2/25/2007	6.30%	9.93%	9.93%
7	10/25/2003	6.88%	6.88%	9.50%	48	3/25/2007	6.98%	11.02%	11.02%
8	11/25/2003	6.66%	6.66%	9.49%	49	4/25/2007	6.15%	9.80%	9.80%
9	12/25/2003	6.88%	6.88%	9.49%	50	5/25/2007	6.36%	10.11%	10.11%
10	1/25/2004	6.66%	6.66%	9.49%	51	6/25/2007	6.15%	9.77%	9.77%
11	2/25/2004	6.57%	6.57%	9.48%	52	7/25/2007	6.36%	10.07%	10.07%
12	3/25/2004	7.02%	7.02%	9.49%	53	8/25/2007	6.15%	9.73%	9.73%
13	4/25/2004	6.57%	6.57%	9.48%	54	9/25/2007	6.15%	9.75%	9.75%
14	5/25/2004	6.78%	6.79%	9.48%	55	10/25/2007	6.35%	10.07%	10.07%
15	6/25/2004	6.57%	6.57%	9.47%	56	11/25/2007	6.15%	9.72%	9.72%
16	7/25/2004	6.78%	6.79%	9.48%	57	12/25/2007	6.35%	10.03%	10.03%
17	8/25/2004	6.57%	6.57%	9.47%	58	1/25/2008	6.15%	9.69%	9.69%
18	9/25/2004	6.57%	6.57%	9.46%	59	2/25/2008	6.15%	9.67%	9.67%
19	10/25/2004	6.78%	6.79%	9.47%	60	3/25/2008	6.57%	10.31%	10.31%
20	11/25/2004	6.56%	6.57%	9.46%	61	4/25/2008	6.14%	9.63%	9.63%
21	12/25/2004	6.78%	6.78%	9.46%	62	5/25/2008	6.35%	9.93%	9.93%
22	1/25/2005	6.56%	6.56%	9.45%	63	6/25/2008	6.14%	9.59%	9.59%
23	2/25/2005	6.56%	6.56%	9.44%	64	7/25/2008	6.35%	9.89%	9.89%
24	3/25/2005	7.27%	8.88%	9.53%	65	8/25/2008	6.14%	9.55%	9.55%
25	4/25/2005	6.56%	8.45%	9.51%	66	9/25/2008	6.14%	9.54%	9.54%
26	5/25/2005	6.78%	8.72%	9.52%	67	10/25/2008	6.34%	9.83%	9.83%
27	6/25/2005	6.56%	8.43%	9.51%	68	11/25/2008	6.14%	9.50%	9.50%
28	7/25/2005	6.78%	8.70%	9.52%	69	12/25/2008	6.34%	9.79%	9.79%
29	8/25/2005	6.56%	8.41%	9.50%	70	1/25/2009	6.14%	9.46%	9.46%
30	9/25/2005	6.56%	8.88%	9.53%	71	2/25/2009	6.13%	9.44%	9.44%
31	10/25/2005	6.53%	9.06%	9.53%	72	3/25/2009	6.79%	10.43%	10.43%
32	11/25/2005	6.31%	8.76%	9.52%	73	4/25/2009	6.13%	9.40%	9.40%
33	12/25/2005	6.52%	9.04%	9.53%	74	5/25/2009	6.34%	9.70%	9.70%
34	1/25/2006	6.31%	8.74%	9.51%	75	6/25/2009	6.13%	9.36%	9.36%
35	2/25/2006	6.31%	8.73%	9.51%	76	7/25/2009	6.33%	9.66%	9.66%
36	3/25/2006	6.99%	10.30%	10.30%	77	8/25/2009	6.13%	9.33%	9.33%
37	4/25/2006	6.31%	9.46%	9.46%	78	9/25/2009	6.13%	9.31%	9.31%
38	5/25/2006	6.52%	9.76%	9.76%	79	10/25/2009	6.33%	9.60%	9.60%
39	6/25/2006	6.31%	9.43%	9.43%	80	11/25/2009	6.13%	9.27%	9.27%
40	7/25/2006	6.52%	9.73%	9.73%	81	12/25/2009	6.33%	9.56%	9.56%
41	8/25/2006	6.31%	9.40%	9.40%	82	1/25/2010	6.12%	9.23%	9.23%

(1) Assumes 6-month LIBOR remains constant at 1.30100% and is run at the pricing prepayment speed to call.

(2) Assumes 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and is run at the pricing prepayment speed to call.

(3) Assumes 1-month LIBOR equals 20.00% and payments are received from the Yield Maintenance Agreement.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Total Mortgage Loan Statistics

As of the Cut-off Date

NUMBER OF LOANS:	8,288					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	1,244,298,611					
			Minimum		Maximum	
AVG OUTSTANDING PRINCIPAL BALANCE:	$150,132.55		$30,531.55		$799,290.73	
AVG ORIGINAL BALANCE:	$150,249.62		$50,000.00		$800,000.00	
WAVG CURRENT LOAN RATE:	7.948	%	5.250	%	13.650	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.211	%	2.600	%	10.350	%
WAVG MAXIMUM LOAN RATE:	14.034	%	11.500	%	19.650	%
WAVG MINIMUM LOAN RATE:	8.026	%	5.500	%	13.650	%
WAVG INITIAL PERIODIC RATE CAP:	2.999	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.002	%	1.000	%	1.500	%
WAVG MONTHS TO ROLL:	26	months	5	months	180	months
WAVG ORIGINAL TERM:	355	months	120	months	360	months
WAVG REMAINING TERM:	354	months	119	months	360	months
WAVG CREDIT SCORE:	603		444		810	
WAVG COMBINED ORIGINAL LTV:	77.96	%	13.01	%	100.00	%
FIRST PAY DATE:			Jun 01, 2002		Apr 01, 2003	
MATURITY DATE:			Feb 01, 2013		Mar 01, 2033	

TOP STATE CONC ($):	19.24 % California, 12.56 % New York, 9.29 % Massachusetts
MAXIMUM ZIP CODE CONC ($):	0.25 % 11717

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
30,532 - 50,000	132	6,564,809.37	0.53
50,001 - 100,000	2,694	203,945,103.14	16.39
100,001 - 150,000	2,304	285,925,351.32	22.98
150,001 - 200,000	1,412	245,069,056.25	19.70
200,001 - 250,000	732	164,219,538.09	13.20
250,001 - 300,000	457	124,733,720.20	10.02
300,001 - 350,000	238	77,028,353.21	6.19
350,001 - 400,000	155	58,338,085.39	4.69
400,001 - 450,000	78	33,157,765.62	2.66
450,001 - 500,000	62	29,892,146.89	2.40
500,001 - 550,000	6	3,190,295.44	0.26
550,001 - 600,000	5	2,887,244.34	0.23
600,001 - 650,000	2	1,248,537.80	0.10
650,001 - 700,000	2	1,352,698.31	0.11
700,001 - 750,000	6	4,427,916.48	0.36
750,001 - 799,291	3	2,317,989.53	0.19
Total	8,288	1,244,298,611.38	100.00

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	98	11,680,567.36	0.94
444 - 450	1	55,917.67	0.00
451 - 500	25	3,293,943.11	0.26
501 - 550	2,127	299,319,133.94	24.06
551 - 600	2,271	334,700,264.53	26.90
601 - 650	2,028	314,001,702.20	25.24
651 - 700	1,171	191,824,172.75	15.42
701 - 750	445	69,388,042.46	5.58
751 - 800	119	19,755,088.76	1.59
801 - 810	3	279,778.60	0.02
Total	8,288	1,244,298,611.38	100.00

ORIGINAL TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	4	231,353.69	0.02
180	242	24,469,153.50	1.97
240	168	15,743,296.33	1.27
360	7,874	1,203,854,807.86	96.75
Total	8,288	1,244,298,611.38	100.00

REMAINING TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
119 - 120	4	231,353.69	0.02
169 - 174	5	245,520.39	0.02
175 - 180	237	24,223,633.11	1.95
229 - 234	2	99,440.35	0.01
235 - 240	166	15,643,855.98	1.26
349 - 354	1	49,762.45	0.00
355 - 360	7,873	1,203,805,045.41	96.75
Total	8,288	1,244,298,611.38	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	6,294	921,247,451.78	74.04
2-4 Units Detached	718	130,499,359.36	10.49
PUD Detached	643	108,339,871.42	8.71
Condo Low-Rise Attached	377	50,607,853.02	4.07
Manufactured Housing	124	11,557,427.99	0.93
2-4 Units Attached	39	9,138,937.23	0.73
Single Family Attached	39	4,842,542.13	0.39
Condo High-Rise Attached	27	4,651,034.64	0.37
PUD Attached	26	3,279,269.49	0.26
Condo Low-Rise Detached	1	134,864.32	0.01
Total	8,288	1,244,298,611.38	100.00

OCCUPANCY STATUS	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	7,625	1,153,498,935.40	92.70
Non-owner	564	73,078,166.77	5.87
Second Home	99	17,721,509.21	1.42
Total	8,288	1,244,298,611.38	100.00

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	5,894	895,910,389.23	72.00
Purchase	1,721	248,527,063.07	19.97
Rate/Term Refinance	673	99,861,159.08	8.03
Total	8,288	1,244,298,611.38	100.00

COMBINED ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
13.01 - 15.00	2	214,776.06	0.02
15.01 - 20.00	12	1,039,059.83	0.08
20.01 - 25.00	12	1,062,230.40	0.09
25.01 - 30.00	14	1,155,620.44	0.09
30.01 - 35.00	32	2,786,115.98	0.22
35.01 - 40.00	73	8,944,129.07	0.72
40.01 - 45.00	82	10,441,956.84	0.84
45.01 - 50.00	142	18,857,474.84	1.52
50.01 - 55.00	166	22,507,365.46	1.81
55.01 - 60.00	284	41,059,993.60	3.30
60.01 - 65.00	487	70,735,442.44	5.68
65.01 - 70.00	678	105,568,570.76	8.48
70.01 - 75.00	965	150,305,267.37	12.08
75.01 - 80.00	2,760	409,035,916.56	32.87
80.01 - 85.00	587	87,710,340.62	7.05
85.01 - 90.00	1,204	189,638,431.87	15.24
90.01 - 95.00	721	114,008,514.53	9.16
95.01 - 100.00	67	9,227,404.71	0.74
Total	8,288	1,244,298,611.38	100.00

PROPERTY STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	51	4,767,295.15	0.38
Alaska	9	1,459,492.67	0.12
Arizona	145	16,952,629.48	1.36
Arkansas	7	704,310.56	0.06
California	1,179	239,412,314.87	19.24
Colorado	157	24,916,591.44	2.00
Connecticut	202	29,224,410.32	2.35
Delaware	32	4,208,590.42	0.34
Florida	576	69,845,290.05	5.61
Georgia	15	2,804,771.13	0.23
Hawaii	1	50,000.00	0.00
Idaho	20	2,511,588.53	0.20
Illinois	407	56,652,564.71	4.55
Indiana	109	11,026,172.52	0.89
Iowa	21	1,618,656.79	0.13
Kansas	52	6,227,548.38	0.50
Kentucky	61	5,640,370.12	0.45
Louisiana	62	6,795,303.26	0.55
Maine	102	12,633,972.08	1.02
Maryland	141	25,915,724.80	2.08
Massachusetts	617	115,591,939.44	9.29
Michigan	323	35,014,104.82	2.81
Minnesota	120	16,747,822.51	1.35
Mississippi	17	1,319,503.04	0.11
Missouri	103	10,464,641.13	0.84
Montana	2	213,073.00	0.02
Nebraska	12	1,121,089.27	0.09
Nevada	70	11,253,232.88	0.90
New Hampshire	86	13,832,870.08	1.11
New Jersey	444	73,216,777.08	5.88
New Mexico	17	1,732,690.85	0.14
New York	792	156,342,582.42	12.56
North Carolina	241	25,445,469.56	2.04
North Dakota	4	452,752.23	0.04
Ohio	252	26,826,974.20	2.16
Oklahoma	13	1,375,545.65	0.11
Oregon	47	7,641,733.50	0.61
Pennsylvania	286	31,023,588.04	2.49
Rhode Island	153	23,132,262.36	1.86
South Carolina	78	8,159,161.85	0.66

PROPERTY STATE (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Tennessee	75	7,959,910.56	0.64
Texas	723	85,859,932.38	6.90
Utah	16	1,798,578.23	0.14
Vermont	23	2,623,759.48	0.21
Virginia	224	33,862,461.20	2.72
Washington	98	16,771,486.17	1.35
West Virginia	6	481,033.53	0.04
Wisconsin	87	9,444,125.63	0.76
Wyoming	10	1,221,913.01	0.10
Total	8,288	1,244,298,611.38	100.00

DOCUMENTATION LEVEL	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	5,004	703,921,326.51	56.57
Stated Income Documentation	3,219	528,896,102.52	42.51
Lite Documentation	48	8,509,769.55	0.68
No Documentation	17	2,971,412.80	0.24
Total	8,288	1,244,298,611.38	100.00

CREDIT GRADE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA+	956	142,142,528.46	11.42
AA	3,912	612,607,689.66	49.23
A	1,950	291,963,455.12	23.46
B	1,073	146,512,316.31	11.77
C	298	39,843,130.09	3.20
CC	99	11,229,491.74	0.90
Total	8,288	1,244,298,611.38	100.00

FIXED/ARM	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ARM	5,766	898,278,608.82	72.19
Fixed Rate	2,522	346,020,002.56	27.81
Total	8,288	1,244,298,611.38	100.00

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	5,087	814,567,608.54	65.46
Fixed Rate 30 Yr	2,126	307,160,209.56	24.69
3/27 6 Mo LIBOR ARM	556	69,710,850.21	5.60
Fixed Rate 15 Yr	225	22,969,416.61	1.85
Fixed Rate 20 Yr	168	15,743,296.33	1.27
15/15 6 Mo LIBOR ARM	103	12,043,511.41	0.97
2/13 6 Mo LIBOR ARM	17	1,484,375.17	0.12
6 Mo LIBOR ARM 30 Yr	2	372,628.14	0.03
Fixed 30/15 Balloon	3	147,080.06	0.01
3/12 6 Mo LIBOR ARM	1	99,635.35	0.01
Total	8,288	1,244,298,611.38	100.00

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	8,285	1,244,151,531.32	99.99
Balloon	3	147,080.06	0.01
Total	8,288	1,244,298,611.38	100.00

LIEN POSITION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	8,200	1,238,161,989.31	99.51
Second Lien	88	6,136,622.07	0.49
Total	8,288	1,244,298,611.38	100.00

PREPAYMENT TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Mos PREPAYMENT PENALTY	351	62,781,136.75	5.05
24 Mos PREPAYMENT PENALTY	3,807	597,306,726.84	48.00
30 Mos PREPAYMENT PENALTY	21	4,711,572.63	0.38
36 Mos PREPAYMENT PENALTY	1,861	251,911,223.37	20.25
60 Mos PREPAYMENT PENALTY	2	274,056.71	0.02
NO PREPAYMENT PENALTY	2,246	327,313,895.08	26.31
Total	8,288	1,244,298,611.38	100.00

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	8,288	1,244,298,611.38	100.00
Total	8,288	1,244,298,611.38	100.00

PMI INSURER	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Radian	5,661	877,861,479.54	70.55
No MI	2,627	366,437,131.84	29.45
Total	8,288	1,244,298,611.38	100.00

CURRENT LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.250 - 6.000	121	24,104,371.32	1.94
6.001 - 7.000	1,437	261,043,942.09	20.98
7.001 - 8.000	2,649	425,592,931.90	34.20
8.001 - 9.000	2,533	359,775,684.19	28.91
9.001 - 10.000	1,083	128,719,115.79	10.34
10.001 - 11.000	346	35,168,564.66	2.83
11.001 - 12.000	94	8,072,763.68	0.65
12.001 - 13.000	21	1,621,789.77	0.13
13.001 - 13.650	4	199,447.98	0.02
Total	8,288	1,244,298,611.38	100.00

GROSS MARGIN (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.600 - 3.000	9	1,333,317.74	0.15
3.001 - 4.000	499	94,582,630.33	10.53
4.001 - 5.000	1,779	314,266,554.20	34.99
5.001 - 6.000	2,129	318,128,477.14	35.42
6.001 - 7.000	987	131,459,261.39	14.63
7.001 - 8.000	310	33,634,299.47	3.74
8.001 - 9.000	44	4,111,463.02	0.46
9.001 - 10.000	8	686,901.95	0.08
10.001 - 10.350	1	75,703.58	0.01
Total	5,766	898,278,608.82	100.00

MAXIMUM LOAN RATE (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.500 - 12.000	98	19,836,307.55	2.21
12.001 - 13.000	794	155,831,533.55	17.35
13.001 - 14.000	1,768	297,968,541.84	33.17
14.001 - 15.000	1,942	285,438,821.18	31.78
15.001 - 16.000	867	108,545,835.91	12.08
16.001 - 17.000	236	24,816,944.46	2.76
17.001 - 18.000	52	5,003,102.70	0.56
18.001 - 19.000	8	787,561.75	0.09
19.001 - 19.650	1	49,959.88	0.01
Total	5,766	898,278,608.82	100.00

MINIMUM LOAN RATE (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.500 - 6.000	98	19,836,307.55	2.21
6.001 - 7.000	801	157,293,514.23	17.51
7.001 - 8.000	1,777	299,503,714.02	33.34
8.001 - 9.000	1,943	285,261,183.73	31.76
9.001 - 10.000	850	105,726,320.50	11.77
10.001 - 11.000	237	24,903,121.81	2.77
11.001 - 12.000	51	4,916,925.35	0.55
12.001 - 13.000	8	787,561.75	0.09
13.001 - 13.650	1	49,959.88	0.01
Total	5,766	898,278,608.82	100.00

NEXT ADJUSTMENT DATE (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
08/01/03	2	372,628.14	0.04
05/01/04	1	49,762.45	0.01
10/01/04	4	293,050.60	0.03
11/01/04	10	799,940.89	0.09
11/02/04	1	162,701.65	0.02
12/01/04	16	1,624,293.92	0.18
01/01/05	517	90,437,798.53	10.07
01/03/05	1	87,339.55	0.01
02/01/05	3,659	595,577,132.20	66.30
02/10/05	1	360,000.00	0.04
03/01/05	894	126,659,963.92	14.10
11/01/05	1	49,922.01	0.01
12/01/05	4	438,524.14	0.05
01/01/06	58	6,841,642.55	0.76
02/01/06	394	51,939,476.67	5.78
03/01/06	100	10,540,920.19	1.17
11/01/17	1	49,959.88	0.01
12/01/17	1	49,514.60	0.01
01/01/18	2	140,816.16	0.02
02/01/18	74	8,842,255.77	0.98
03/01/18	25	2,960,965.00	0.33
Total	5,766	898,278,608.82	100.00

INITIAL PERIODIC RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2	372,628.14	0.04
3.000	5,764	897,905,980.68	99.96
Total	5,766	898,278,608.82	100.00

PERIODIC RATE CAP (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	5,740	893,552,529.43	99.47
1.250	3	495,517.85	0.06
1.500	23	4,230,561.54	0.47
Total	5,766	898,278,608.82	100.00

Group I Mortgage Loan Statistics

As of the Cut-off Date

NUMBER OF LOANS:	6,500		
TOTAL OUTSTANDING PRINCIPAL BALANCE:	914,612,661		
		Minimum	**Maximum**
AVG OUTSTANDING PRINCIPAL BALANCE:	$140,709.64	$30,531.55	$498,234.48
AVG ORIGINAL BALANCE:	$140,819.60	$50,000.00	$499,000.00
WAVG CURRENT LOAN RATE:	7.965 %	5.250 %	12.350 %
ARM CHARACTERISTICS:			
WAVG GROSS MARGIN:	5.234 %	2.600 %	8.000 %
WAVG MAXIMUM LOAN RATE:	14.071 %	11.500 %	18.350 %
WAVG MINIMUM LOAN RATE:	8.064 %	5.500 %	12.350 %
WAVG INITIAL PERIODIC RATE CAP:	3.000 %	3.000 %	3.000 %
WAVG PERIODIC RATE CAP:	1.002 %	1.000 %	1.500 %
WAVG MONTHS TO ROLL:	26 months	14 months	180 months
WAVG ORIGINAL TERM:	355 months	120 months	360 months
WAVG REMAINING TERM:	354 months	119 months	360 months
WAVG CREDIT SCORE:	602	444	810
WAVG COMBINED ORIGINAL LTV:	78.01 %	13.01 %	100.00 %
FIRST PAY DATE:		Jun 01, 2002	Apr 01, 2003
MATURITY DATE:		Feb 01, 2013	Mar 01, 2033

TOP STATE CONC ($): 18.18 % California, 12.53 % New York, 9.78 % Massachusetts

MAXIMUM ZIP CODE CONC ($): 0.29 % 11717

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
30,532 - 50,000	98	4,872,464.34	0.53
50,001 - 100,000	2,078	157,524,317.34	17.22
100,001 - 150,000	1,926	239,459,256.16	26.18
150,001 - 200,000	1,205	209,089,279.28	22.86
200,001 - 250,000	638	143,213,182.19	15.66
250,001 - 300,000	398	108,573,188.55	11.87
300,001 - 350,000	124	39,121,747.14	4.28
350,001 - 400,000	29	10,933,753.86	1.20
400,001 - 450,000	2	871,528.09	0.10
450,001 - 498,234	2	953,943.70	0.10
Total	6,500	914,612,660.65	100.00

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	73	8,257,531.64	0.90
444 - 450	1	55,917.67	0.01
451 - 500	20	2,401,099.95	0.26
501 - 550	1,617	219,403,239.59	23.99
551 - 600	1,777	246,868,818.66	26.99
601 - 650	1,631	234,973,598.41	25.69
651 - 700	927	136,869,474.50	14.96
701 - 750	359	52,436,413.71	5.73
751 - 800	92	13,066,787.92	1.43
801 - 810	3	279,778.60	0.03
Total	6,500	914,612,660.65	100.00

ORIGINAL TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	4	231,353.69	0.03
180	190	19,157,838.04	2.09
240	93	9,441,790.26	1.03
360	6,213	885,781,678.66	96.85
Total	6,500	914,612,660.65	100.00

REMAINING TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
119 - 120	4	231,353.69	0.03
175 - 180	190	19,157,838.04	2.09
235 - 240	93	9,441,790.26	1.03
349 - 354	1	49,762.45	0.01
355 - 360	6,212	885,731,916.21	96.84
Total	6,500	914,612,660.65	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	4,913	669,698,369.75	73.22
2-4 Units Detached	586	105,544,743.56	11.54
PUD Detached	501	74,499,150.13	8.15
Condo Low-Rise Attached	306	39,499,431.37	4.32
2-4 Units Attached	34	7,992,083.42	0.87
Manufactured Housing	86	7,952,330.42	0.87
Single Family Attached	33	4,230,548.51	0.46
PUD Attached	23	3,096,036.55	0.34
Condo High-Rise Attached	17	1,965,102.62	0.21
Condo Low-Rise Detached	1	134,864.32	0.01
Total	6,500	914,612,660.65	100.00

OCCUPANCY STATUS	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	5,970	844,937,238.02	92.38
Non-owner	455	59,189,941.35	6.47
Second Home	75	10,485,481.28	1.15
Total	6,500	914,612,660.65	100.00

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	4,585	654,706,812.17	71.58
Purchase	1,378	184,770,972.11	20.20
Rate/Term Refinance	537	75,134,876.37	8.21
Total	6,500	914,612,660.65	100.00

COMBINED ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
13.01 - 15.00	2	214,776.06	0.02
15.01 - 20.00	11	653,059.83	0.07
20.01 - 25.00	11	997,230.40	0.11
25.01 - 30.00	11	864,872.00	0.09
30.01 - 35.00	26	2,283,886.66	0.25
35.01 - 40.00	61	6,818,236.79	0.75
40.01 - 45.00	69	8,374,297.22	0.92
45.01 - 50.00	115	13,707,658.01	1.50
50.01 - 55.00	132	17,155,597.30	1.88
55.01 - 60.00	214	29,051,368.08	3.18
60.01 - 65.00	367	51,504,083.48	5.63
65.01 - 70.00	524	76,201,112.54	8.33
70.01 - 75.00	737	106,066,150.10	11.60
75.01 - 80.00	2,186	304,730,940.02	33.32
80.01 - 85.00	454	64,839,587.09	7.09
85.01 - 90.00	950	140,541,463.85	15.37
90.01 - 95.00	579	83,741,561.11	9.16
95.01 - 100.00	51	6,866,780.11	0.75
Total	6,500	914,612,660.65	100.00

PROPERTY STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	41	3,849,911.66	0.42
Alaska	8	1,312,999.30	0.14
Arizona	116	13,109,511.62	1.43
Arkansas	6	630,941.76	0.07
California	911	166,291,771.36	18.18
Colorado	122	19,352,442.79	2.12
Connecticut	171	23,402,895.67	2.56
Delaware	26	3,378,069.05	0.37
Florida	435	49,344,611.97	5.40
Hawaii	1	50,000.00	0.01
Idaho	17	2,019,317.30	0.22
Illinois	342	45,232,673.49	4.95
Indiana	77	7,240,917.26	0.79
Iowa	19	1,511,293.65	0.17
Kansas	41	5,079,389.16	0.56
Kentucky	38	3,520,908.59	0.38
Louisiana	44	4,528,153.41	0.50
Maine	73	9,155,164.18	1.00
Maryland	96	14,567,270.28	1.59
Massachusetts	505	89,404,669.35	9.78
Michigan	242	25,964,516.50	2.84
Minnesota	103	13,882,596.23	1.52
Mississippi	14	1,110,864.73	0.12
Missouri	84	8,326,034.64	0.91
Montana	1	90,048.00	0.01
Nebraska	10	911,135.32	0.10
Nevada	58	9,022,734.74	0.99
New Hampshire	69	10,588,277.87	1.16
New Jersey	346	51,811,506.76	5.66
New Mexico	11	1,143,897.02	0.13
New York	619	114,598,331.99	12.53
North Carolina	201	20,326,407.13	2.22
North Dakota	4	452,752.23	0.05
Ohio	181	19,274,423.54	2.11
Oklahoma	9	1,068,282.50	0.12
Oregon	34	4,852,741.27	0.53
Pennsylvania	222	23,148,171.81	2.53

PROPERTY STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rhode Island	126	18,118,946.64	1.98
South Carolina	60	5,988,132.06	0.65
Tennessee	52	5,425,321.11	0.59
Texas	599	67,429,436.03	7.37
Utah	16	1,798,578.23	0.20
Vermont	14	1,491,821.98	0.16
Virginia	173	23,490,491.09	2.57
Washington	81	12,738,795.57	1.39
West Virginia	4	335,537.58	0.04
Wisconsin	70	7,451,328.20	0.81
Wyoming	8	788,638.03	0.09
Total	6,500	914,612,660.65	100.00

DOCUMENTATION LEVEL	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	3,983	527,250,923.89	57.65
Stated Income Documentation	2,471	379,731,634.45	41.52
Lite Documentation	33	5,563,483.79	0.61
No Documentation	13	2,066,618.52	0.23
Total	6,500	914,612,660.65	100.00

CREDIT GRADE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA+	794	111,477,219.64	12.19
AA	3,070	444,240,559.84	48.57
A	1,518	212,468,002.43	23.23
B	828	107,317,185.89	11.73
C	231	32,121,032.74	3.51
CC	59	6,988,660.11	0.76
Total	6,500	914,612,660.65	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FIXED/ARM	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ARM	4,502	651,498,262.45	71.23
Fixed Rate	1,998	263,114,398.20	28.77
Total	6,500	914,612,660.65	100.00

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	3,983	589,620,865.81	64.47
Fixed Rate 30 Yr	1,724	235,515,162.56	25.75
3/27 6 Mo LIBOR ARM	428	51,336,979.21	5.61
Fixed Rate 15 Yr	181	18,157,445.38	1.99
Fixed Rate 20 Yr	93	9,441,790.26	1.03
15/15 6 Mo LIBOR ARM	78	9,308,671.08	1.02
2/13 6 Mo LIBOR ARM	13	1,231,746.35	0.13
Total	6,500	914,612,660.65	100.00

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	6,500	914,612,660.65	100.00
Total	6,500	914,612,660.65	100.00

LIEN POSITION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	6,484	913,641,345.52	99.89
Second Lien	16	971,315.13	0.11
Total	6,500	914,612,660.65	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PREPAYMENT TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Mos PREPAYMENT PENALTY	286	47,031,766.01	5.14
24 Mos PREPAYMENT PENALTY	2,951	426,313,438.44	46.61
30 Mos PREPAYMENT PENALTY	16	3,060,679.88	0.33
36 Mos PREPAYMENT PENALTY	1,458	191,914,041.75	20.98
60 Mos PREPAYMENT PENALTY	1	134,932.90	0.01
NO PREPAYMENT PENALTY	1,788	246,157,801.67	26.91
Total	6,500	914,612,660.65	100.00

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	6,500	914,612,660.65	100.00
Total	6,500	914,612,660.65	100.00

PMI INSURER	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Radian	4,517	648,451,778.87	70.90
No MI	1,983	266,160,881.78	29.10
Total	6,500	914,612,660.65	100.00

CURRENT LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.250 - 6.000	85	14,297,181.68	1.56
6.001 - 7.000	1,142	184,902,113.04	20.22
7.001 - 8.000	2,122	316,380,061.94	34.59
8.001 - 9.000	2,027	274,256,555.81	29.99
9.001 - 10.000	830	94,526,860.45	10.34
10.001 - 11.000	247	26,040,550.02	2.85
11.001 - 12.000	45	3,993,096.47	0.44
12.001 - 12.350	2	216,241.24	0.02
Total	6,500	914,612,660.65	100.00

GROSS MARGIN (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.600 - 3.000	8	1,170,317.74	0.18
3.001 - 4.000	379	63,154,093.32	9.69
4.001 - 5.000	1,384	222,229,437.81	34.11
5.001 - 6.000	1,689	238,049,999.51	36.54
6.001 - 7.000	792	100,571,623.18	15.44
7.001 - 8.000	250	26,322,790.89	4.04
Total	4,502	651,498,262.45	100.00

MAXIMUM LOAN RATE (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.500 - 12.000	67	11,571,778.48	1.78
12.001 - 13.000	616	106,496,657.51	16.35
13.001 - 14.000	1,389	215,921,672.43	33.14
14.001 - 15.000	1,549	215,718,438.99	33.11
15.001 - 16.000	672	79,508,848.27	12.20
16.001 - 17.000	179	19,446,172.38	2.98
17.001 - 18.000	28	2,618,453.15	0.40
18.001 - 18.350	2	216,241.24	0.03
Total	4,502	651,498,262.45	100.00

MINIMUM LOAN RATE (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.500 - 6.000	67	11,571,778.48	1.78
6.001 - 7.000	623	107,958,638.19	16.57
7.001 - 8.000	1,394	216,478,661.00	33.23
8.001 - 9.000	1,546	215,098,246.45	33.02
9.001 - 10.000	663	78,110,071.56	11.99
10.001 - 11.000	180	19,532,349.73	3.00
11.001 - 12.000	27	2,532,275.80	0.39
12.001 - 12.350	2	216,241.24	0.03
Total	4,502	651,498,262.45	100.00

NEXT ADJUSTMENT DATE (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
05/01/04	1	49,762.45	0.01
10/01/04	4	293,050.60	0.04
11/01/04	9	645,685.56	0.10
11/02/04	1	162,701.65	0.02
12/01/04	14	1,414,897.71	0.22
01/01/05	403	63,056,705.47	9.68
02/01/05	2,866	428,734,371.80	65.81
03/01/05	698	96,495,436.92	14.81
11/01/05	1	49,922.01	0.01
12/01/05	2	269,660.25	0.04
01/01/06	43	4,888,171.15	0.75
02/01/06	310	38,922,096.80	5.97
03/01/06	72	7,207,129.00	1.11
12/01/17	1	49,514.60	0.01
01/01/18	2	140,816.16	0.02
02/01/18	57	6,879,315.32	1.06
03/01/18	18	2,239,025.00	0.34
Total	4,502	651,498,262.45	100.00

INITIAL PERIODIC RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000	4,502	651,498,262.45	100.00
Total	4,502	651,498,262.45	100.00

PERIODIC RATE CAP (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	4,487	649,135,266.24	99.64
1.250	2	243,739.10	0.04
1.500	13	2,119,257.11	0.33
Total	4,502	651,498,262.45	100.00

Group II Mortgage Loan Statistics

As of the Cut-off Date

NUMBER OF LOANS:	1,788					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	329,685,951					
			Minimum		Maximum	
AVG OUTSTANDING PRINCIPAL BALANCE:	$184,388.12		$48,199.76		$799,290.73	
AVG ORIGINAL BALANCE:	$184,531.01		$50,000.00		$800,000.00	
WAVG CURRENT LOAN RATE:	7.902	%	5.500	%	13.650	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.152	%	3.000	%	10.350	%
WAVG MAXIMUM LOAN RATE:	13.935	%	11.500	%	19.650	%
WAVG MINIMUM LOAN RATE:	7.926	%	5.500	%	13.650	%
WAVG INITIAL PERIODIC RATE CAP:	2.997	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.005	%	1.000	%	1.500	%
WAVG MONTHS TO ROLL:	26	months	5	months	180	months
WAVG ORIGINAL TERM:	355	months	180	months	360	months
WAVG REMAINING TERM:	354	months	171	months	360	months
WAVG CREDIT SCORE:	603		489		799	
WAVG COMBINED ORIGINAL LTV:	77.85	%	16.78	%	100.00	%
FIRST PAY DATE:			Jul 01, 2002		Apr 01, 2003	
MATURITY DATE:			Jun 01, 2017		Mar 01, 2033	
TOP STATE CONC ($):	22.18 % California, 12.66 % New York, 7.94 % Massachusetts					
MAXIMUM ZIP CODE CONC ($):	0.45 % 75093					

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
48,200 - 50,000	34	1,692,345.03	0.51
50,001 - 100,000	616	46,420,785.80	14.08
100,001 - 150,000	378	46,466,095.16	14.09
150,001 - 200,000	207	35,979,776.97	10.91
200,001 - 250,000	94	21,006,355.90	6.37
250,001 - 300,000	59	16,160,531.65	4.90
300,001 - 350,000	114	37,906,606.07	11.50
350,001 - 400,000	126	47,404,331.53	14.38
400,001 - 450,000	76	32,286,237.53	9.79
450,001 - 500,000	60	28,938,203.19	8.78
500,001 - 550,000	6	3,190,295.44	0.97
550,001 - 600,000	5	2,887,244.34	0.88
600,001 - 650,000	2	1,248,537.80	0.38
650,001 - 700,000	2	1,352,698.31	0.41
700,001 - 750,000	6	4,427,916.48	1.34
750,001 - 799,291	3	2,317,989.53	0.70
Total	1,788	329,685,950.73	100.00

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	25	3,423,035.72	1.04
489 - 500	5	892,843.16	0.27
501 - 550	510	79,915,894.35	24.24
551 - 600	494	87,831,445.87	26.64
601 - 650	397	79,028,103.79	23.97
651 - 700	244	54,954,698.25	16.67
701 - 750	86	16,951,628.75	5.14
751 - 799	27	6,688,300.84	2.03
Total	1,788	329,685,950.73	100.00

ORIGINAL TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	52	5,311,315.46	1.61
240	75	6,301,506.07	1.91
360	1,661	318,073,129.20	96.48
Total	1,788	329,685,950.73	100.00

REMAINING TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
171 - 174	5	245,520.39	0.07
175 - 180	47	5,065,795.07	1.54
229 - 234	2	99,440.35	0.03
235 - 240	73	6,202,065.72	1.88
355 - 360	1,661	318,073,129.20	96.48
Total	1,788	329,685,950.73	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	1,381	251,549,082.03	76.30
PUD Detached	142	33,840,721.29	10.26
2-4 Units Detached	132	24,954,615.80	7.57
Condo Low-Rise Attached	71	11,108,421.65	3.37
Manufactured Housing	38	3,605,097.57	1.09
Condo High-Rise Attached	10	2,685,932.02	0.81
2-4 Units Attached	5	1,146,853.81	0.35
Single Family Attached	6	611,993.62	0.19
PUD Attached	3	183,232.94	0.06
Total	1,788	329,685,950.73	100.00

OCCUPANCY STATUS	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,655	308,561,697.38	93.59
Non-owner	109	13,888,225.42	4.21
Second Home	24	7,236,027.93	2.19
Total	1,788	329,685,950.73	100.00

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,309	241,203,577.06	73.16
Purchase	343	63,756,090.96	19.34
Rate/Term Refinance	136	24,726,282.71	7.50
Total	1,788	329,685,950.73	100.00

COMBINED ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
16.78 - 20.00	1	386,000.00	0.12
20.01 - 25.00	1	65,000.00	0.02
25.01 - 30.00	3	290,748.44	0.09
30.01 - 35.00	6	502,229.32	0.15
35.01 - 40.00	12	2,125,892.28	0.64
40.01 - 45.00	13	2,067,659.62	0.63
45.01 - 50.00	27	5,149,816.83	1.56
50.01 - 55.00	34	5,351,768.16	1.62
55.01 - 60.00	70	12,008,625.52	3.64
60.01 - 65.00	120	19,231,358.96	5.83
65.01 - 70.00	154	29,367,458.22	8.91
70.01 - 75.00	228	44,239,117.27	13.42
75.01 - 80.00	574	104,304,976.54	31.64
80.01 - 85.00	133	22,870,753.53	6.94
85.01 - 90.00	254	49,096,968.02	14.89
90.01 - 95.00	142	30,266,953.42	9.18
95.01 - 100.00	16	2,360,624.60	0.72
Total	1,788	329,685,950.73	100.00

PROPERTY STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	10	917,383.49	0.28
Alaska	1	146,493.37	0.04
Arizona	29	3,843,117.86	1.17
Arkansas	1	73,368.80	0.02
California	268	73,120,543.51	22.18
Colorado	35	5,564,148.65	1.69
Connecticut	31	5,821,514.65	1.77
Delaware	6	830,521.37	0.25
Florida	141	20,500,678.08	6.22
Georgia	15	2,804,771.13	0.85
Idaho	3	492,271.23	0.15
Illinois	65	11,419,891.22	3.46
Indiana	32	3,785,255.26	1.15
Iowa	2	107,363.14	0.03
Kansas	11	1,148,159.22	0.35
Kentucky	23	2,119,461.53	0.64
Louisiana	18	2,267,149.85	0.69
Maine	29	3,478,807.90	1.06
Maryland	45	11,348,454.52	3.44
Massachusetts	112	26,187,270.09	7.94
Michigan	81	9,049,588.32	2.74
Minnesota	17	2,865,226.28	0.87
Mississippi	3	208,638.31	0.06
Missouri	19	2,138,606.49	0.65
Montana	1	123,025.00	0.04
Nebraska	2	209,953.95	0.06
Nevada	12	2,230,498.14	0.68
New Hampshire	17	3,244,592.21	0.98
New Jersey	98	21,405,270.32	6.49
New Mexico	6	588,793.83	0.18
New York	173	41,744,250.43	12.66
North Carolina	40	5,119,062.43	1.55
Ohio	71	7,552,550.66	2.29
Oklahoma	4	307,263.15	0.09
Oregon	13	2,788,992.23	0.85
Pennsylvania	64	7,875,416.23	2.39
Rhode Island	27	5,013,315.72	1.52
South Carolina	18	2,171,029.79	0.66

PROPERTY STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Tennessee	23	2,534,589.45	0.77
Texas	124	18,430,496.35	5.59
Vermont	9	1,131,937.50	0.34
Virginia	51	10,371,970.11	3.15
Washington	17	4,032,690.60	1.22
West Virginia	2	145,495.95	0.04
Wisconsin	17	1,992,797.43	0.60
Wyoming	2	433,274.98	0.13
Total	1,788	329,685,950.73	100.00

DOCUMENTATION LEVEL	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,021	176,670,402.62	53.59
Stated Income Documentation	748	149,164,468.07	45.24
Lite Documentation	15	2,946,285.76	0.89
No Documentation	4	904,794.28	0.27
Total	1,788	329,685,950.73	100.00

CREDIT GRADE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA+	162	30,665,308.82	9.30
AA	842	168,367,129.82	51.07
A	432	79,495,452.69	24.11
B	245	39,195,130.42	11.89
C	67	7,722,097.35	2.34
CC	40	4,240,831.63	1.29
Total	1,788	329,685,950.73	100.00

FIXED/ARM	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ARM	1,264	246,780,346.37	74.85
Fixed Rate	524	82,905,604.36	25.15
Total	1,788	329,685,950.73	100.00

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	1,104	224,946,742.73	68.23
Fixed Rate 30 Yr	402	71,645,047.00	21.73
3/27 6 Mo LIBOR ARM	128	18,373,871.00	5.57
Fixed Rate 20 Yr	75	6,301,506.07	1.91
Fixed Rate 15 Yr	44	4,811,971.23	1.46
15/15 6 Mo LIBOR ARM	25	2,734,840.33	0.83
6 Mo LIBOR ARM 30 Yr	2	372,628.14	0.11
2/13 6 Mo LIBOR ARM	4	252,628.82	0.08
Fixed 30/15 Balloon	3	147,080.06	0.04
3/12 6 Mo LIBOR ARM	1	99,635.35	0.03
Total	1,788	329,685,950.73	100.00

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	1,785	329,538,870.67	99.96
Balloon	3	147,080.06	0.04
Total	1,788	329,685,950.73	100.00

LIEN POSITION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	1,716	324,520,643.79	98.43
Second Lien	72	5,165,306.94	1.57
Total	1,788	329,685,950.73	100.00

PREPAYMENT TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Mos PREPAYMENT PENALTY	65	15,749,370.74	4.78
24 Mos PREPAYMENT PENALTY	856	170,993,288.40	51.87
30 Mos PREPAYMENT PENALTY	5	1,650,892.75	0.50
36 Mos PREPAYMENT PENALTY	403	59,997,181.62	18.20
60 Mos PREPAYMENT PENALTY	1	139,123.81	0.04
NO PREPAYMENT PENALTY	458	81,156,093.41	24.62
Total	1,788	329,685,950.73	100.00

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	1,788	329,685,950.73	100.00
Total	1,788	329,685,950.73	100.00

PMI INSURER	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Radian	1,144	229,409,700.67	69.58
No MI	644	100,276,250.06	30.42
Total	1,788	329,685,950.73	100.00

CURRENT LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.500 - 6.000	36	9,807,189.64	2.97
6.001 - 7.000	295	76,141,829.05	23.10
7.001 - 8.000	527	109,212,869.96	33.13
8.001 - 9.000	506	85,519,128.38	25.94
9.001 - 10.000	253	34,192,255.34	10.37
10.001 - 11.000	99	9,128,014.64	2.77
11.001 - 12.000	49	4,079,667.21	1.24
12.001 - 13.000	19	1,405,548.53	0.43
13.001 - 13.650	4	199,447.98	0.06
Total	1,788	329,685,950.73	100.00

GROSS MARGIN (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000 - 3.000	1	163,000.00	0.07
3.001 - 4.000	120	31,428,537.01	12.74
4.001 - 5.000	395	92,037,116.39	37.30
5.001 - 6.000	440	80,078,477.63	32.45
6.001 - 7.000	195	30,887,638.21	12.52
7.001 - 8.000	60	7,311,508.58	2.96
8.001 - 9.000	44	4,111,463.02	1.67
9.001 - 10.000	8	686,901.95	0.28
10.001 - 10.350	1	75,703.58	0.03
Total	1,264	246,780,346.37	100.00

MAXIMUM LOAN RATE (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.500 - 12.000	31	8,264,529.07	3.35
12.001 - 13.000	178	49,334,876.04	19.99
13.001 - 14.000	379	82,046,869.41	33.25
14.001 - 15.000	393	69,720,382.19	28.25
15.001 - 16.000	195	29,036,987.64	11.77
16.001 - 17.000	57	5,370,772.08	2.18
17.001 - 18.000	24	2,384,649.55	0.97
18.001 - 19.000	6	571,320.51	0.23
19.001 - 19.650	1	49,959.88	0.02
Total	1,264	246,780,346.37	100.00

MINIMUM LOAN RATE (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.500 - 6.000	31	8,264,529.07	3.35
6.001 - 7.000	178	49,334,876.04	19.99
7.001 - 8.000	383	83,025,053.02	33.64
8.001 - 9.000	397	70,162,937.28	28.43
9.001 - 10.000	187	27,616,248.94	11.19
10.001 - 11.000	57	5,370,772.08	2.18
11.001 - 12.000	24	2,384,649.55	0.97
12.001 - 13.000	6	571,320.51	0.23
13.001 - 13.650	1	49,959.88	0.02
Total	1,264	246,780,346.37	100.00

NEXT ADJUSTMENT DATE (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
08/01/03	2	372,628.14	0.15
11/01/04	1	154,255.33	0.06
12/01/04	2	209,396.21	0.08
01/01/05	114	27,381,093.06	11.10
01/03/05	1	87,339.55	0.04
02/01/05	793	166,842,760.40	67.61
02/10/05	1	360,000.00	0.15
03/01/05	196	30,164,527.00	12.22
12/01/05	2	168,863.89	0.07
01/01/06	15	1,953,471.40	0.79
02/01/06	84	13,017,379.87	5.27
03/01/06	28	3,333,791.19	1.35
11/01/17	1	49,959.88	0.02
02/01/18	17	1,962,940.45	0.80
03/01/18	7	721,940.00	0.29
Total	1,264	246,780,346.37	100.00

INITIAL PERIODIC RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2	372,628.14	0.15
3.000	1,262	246,407,718.23	99.85
Total	1,264	246,780,346.37	100.00

PERIODIC RATE CAP (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,253	244,417,263.19	99.04
1.250	1	251,778.75	0.10
1.500	10	2,111,304.43	0.86
Total	1,264	246,780,346.37	100.00